UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Renovaro Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

William Anderson Wittekind

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

(424) 235-1810

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 6,429,824[1]
Shares Bene-
ficially by	8.	Shared Voting Power 12,526,552[2]
Owned by Each
Reporting	9.	Sole Dispositive Power 6,429,824[1]
Person With

10.	Shared Dispositive Power 12,526,552[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,956,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.2[3]

14.	Type of Reporting Person (See Instructions) I

_____________________________

1 Consists of (a) 3,615,757 shares owned by William Anderson Wittekind (“Wittekind”); (b) 1,313,499 shares owned by Weird Science LLC (“Weird Science”); (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

2 Consists of 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”) and 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting power and dispositive power through a power of attorney dated June 24, 2022. Pursuant to an order of the United States District Court for the District of Vermont (the “Vermont District Court”) dated October 27 2023, the 12,438,431 shares owned by Gumrukcu are subject to a writ of attachment to secure the plaintiffs’ claim in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123).

3 Based upon 143,668,372 shares of common stock outstanding as of February 14, 2024 as disclosed in the issuer’s Form 10-Q filed with the Commission on such date.

EXPLANATORY NOTE

This Amendment No. 14 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Renovaro Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Renovaro Biopharma, Inc., a Delaware corporation then known as Enochian Biopharma Inc. (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 thereto. Wittekind is the sole reporting person under this Amendment No. 14 to Schedule 13D (the “Reporting Person”).

Capitalized terms used but not defined in this Amendment No. 14 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 thereto.

Item 4.	Purpose of Transaction

The information in Item 6 of this Amendment No. 14 is hereby incorporated by reference into this Item 4.

Item 5.	Interests in Securities of the Issuer

(a)-(b)    The information in Items 7-11 and Item 13 of the cover page of this Amendment No. 13, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

GEDi Cube Acquisition

On February 14, 2024 the Issuer filed a Form 8-K reporting that it completed its acquisition of GEDi Cube Intl Ltd. (“GEDi Cube”) pursuant to that certain Stock Purchase Agreement dated September 28, 2023 by and among the Issuer, GEDi Cube shareholders party thereto as sellers, and Yalla Yalla Ltd. in its capacity as the sellers’ representative (the “Stock Purchase Agreement”). According to the Issuer’s Form 8-K and its Form 10-Q filed on February 14, 2024, due to the Issuer’s issuance of 70,834,183 shares of Common Stock pursuant to the Stock Purchase Agreement, the number of issued and outstanding shares of Common Stock was increased from 67,224,089 to 143,668,372. As a result, the beneficial ownership of the Reporting Person decreased from approximately 28.4% (as of the date of Amendment No. 13) to approximately 13.2%.

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The Special Meeting of Stockholders

According to the Issuer’s Form 8-K filed on January 25, 2024, the Issuer held the special meeting of stockholders (“Special Meeting”) described in the Issuer’s proxy statement filed on January 3, 2024, as amended and supplemented (the “Proxy Statement”). Among other things, the Issuer sought stockholder approval at the Special Meeting to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock to a number sufficient to issue shares to the GEDi Cube shareholders under the Stock Purchase Agreement.

According to the Issuer’s press release attached to the Form 8-K filed on January 25, 2024, all matters put before the Issuer’s stockholders for consideration and approval at the Special Meeting were approved by the requisite number of votes cast at the Special Meeting.

Stockholder Derivative Complaint

On January 23, 2024 Weird Science and Wittekind filed a Verified Stockholder Derivative Complaint (the “Derivative Complaint”) in the United States District Court for the Central District of California (the “Central District of California”) against Rene Sindlev (“Sindlev”), the Chairperson of the Issuer’s board of directors (the “Board”), RS Group ApS, a Danish entity of which Sindlev is the sole owner (“RS Group”), RS Bio ApS, a Danish entity of which Sindlev is the sole owner (“RS Bio”), Henrik Gronfeldt-Sorensen, a former director and the former Chief Executive Officer of RS Group and RS Bio (“Gronfeldt-Sorensen”), Mark Dybul, a director and the Issuer’s Chief Executive Officer (“Dybul”); Gregg Alton, a director, Chair of the Board’s Nominating and Corporate Governance Committee and a member of the Board’s Audit Committee (“Alton”); James Sapirstein, a director, Chair of the Board’s Compensation Committee and a member of the Board’s Audit Committee (“Sapirstein”); Carol L. Brosgart, a director, a member of the Board’s Compensation Committee and a member of the Board’s Nominating and Corporate Governance Committee (“Brosgart”); Jayne McNicol, a director and Chair of the Board’s Audit Committee (“McNicol”); Ole Abildgaard (“Abildgaard”), the Chief Executive Officer and sole shareholder of Paseco ApS, a Danish entity and principal stockholder of the Issuer (“Paseco”); Karsten Ree (“Ree”), Karsten Ree Holding B ApS, a Danish entity (“Karsten Ree Holding B”), Karsten Ree Holding I ApS, a Danish entity (“Karsten Ree Holding I”); Torben Bjorn Christensen (“Christensen”), Po-Ma ApS, a Danish entity (“Po-Ma”), TBC Invest A/S (“TBC Invest”); K&L Gates LLP, the Issuer’s outside corporate legal counsel (“K&L Gates”); Clayton E. Parker, a partner at K&L Gates and the principal outside corporate lawyer for the Issuer (“Parker”); and Lincoln Park Capital Fund LLC, an Illinois limited liability company (“Lincoln Park”) and the purchaser under the Issuer’s $20,000,000 equity lines of credit signed on June 20, 2023 and July 8, 2020.

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The Derivative Complaint alleges, among other things, that:

•	Sindlev, RS Group, RS Bio, Abildgaard, Paseco, Dybul, Gronfeldt-Sorensen, Alton, Sapirstein, Brosgart, McNicol, K&L Gates, Parker and Lincoln Park violated Rules 10b-5(a) and (c) under the 1934 Act in connection with sales of the Issuer’s securities to RS Bio, Sindlev, Paseco, Abildgaard and Lincoln Park at grossly inadequate prices in exploitation of material non-public information (“MNPI”) to unjustly enrich such parties;

•	Sindlev, Dybul, Gronfeldt-Soresnsen, Alton, Sapirstein, Brosgart, McNicol, K&L Gates and Parker engaged in corporate waste and breached their fiduciary duties to the Issuer and its stockholders under Delaware law by authorizing and approving (i) sales of the Issuer’s securities to RS Bio, Sindlev, Paseco, Abildgaard and Lincoln Park at grossly inadequate prices in exploitation of MNPI to unjustly enrich such parties and (ii) sales of the Issuer’s securities to Abildgaard and/or Paseco in violation of the Issuer’s 2019 Equity Incentive Plan;

•	Sindlev, RS Bio, Abildgaard, Paseco and Lincoln Park were unjustly enriched as a result of their receipt of securities of the Issuer for grossly inadequate prices and, in the case of Abildgaard and/or Paseco, in violation of the Issuer’s 2019 Equity Incentive Plan;

•	Sindlev, Dybul, Gronfeldt-Sorenson, Alton, Sapirstein, Brosgart, McNicol, K&L Gates and Parker violated Section 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder in connection with the Issuer’s definitive proxy statement filed with the SEC on January 3, 2024, as supplemented by the Issuer’s proxy statement supplement that was filed with the SEC on January 16, 2024 (together, the “Proxy Statement”) by omitting material information related to (i) the Issuer’s waiver of a condition under the Stock Purchase Agreement that the Issuer’s board of directors obtain an opinion from an investment bank that, as of the closing date, the consideration to be issued to the shareholders of GEDi Cube under the Stock Purchase Agreement is fair, from a financial point of view, to the Issuer, (ii) the voting power of the shares owned by Paseco and stock compensation issued to Paseco in exchange for consulting services in connection with the Stock Purchase Agreement, and (iii) the automatic conversion of the Issuer’s Series A Preferred Stock immediately prior to the closing under the Stock Purchase Agreement; and

•	Sindlev, RS Group, RS Bio, Abildgaard, Paseco, Ree, Karsten Ree Holding B, Karsten Ree Holding I, Christensen, Po-Ma and TBC Invest were in violation of Section 13(d) of the 1934 Act by failing to make the filings required by Section 13(d) and the SEC’s regulations promulgated thereunder disclosing their beneficial ownership of the Issuer’s common stock.

The Derivative Complaint seeks the following remedies:

•	Damages from Sindlev, RS Group, RS Bio, Abildgaard, Paseco and Lincoln Park to disgorge their ill-gotten gains at the expense of the Issuer and its stockholders, with any recovered damages going back to the Issuer;

•	Damages from Sindlev, Dybul, Gronfeldt-Sorensen, Alton, Sapirstein, Brosgart, McNicol, K&L Gates and Parker for corporate waste and their breaches of fiduciary duties to the Issuer and its stockholders, with any recovered damages going back to the Issuer;

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•	Damages from Sindlev, RS Group, RS Bio, Abildgaard, Paseco and Lincoln Park for their unjust enrichment at the expense of the Issuer and its stockholders, with any recovered damages going back to the Issuer;

The Derivative Complaint also sought the following remedies:

•	Injunctive relief to cause the Issuer to supplement the Proxy Statement to cure the alleged violations of Section 14(a) of the 1934 Act and Rule 14a-9 thereunder; and

•	Injunctive relief to enjoin the Issuer from counting the securities beneficially owned by Sindlev, RS Group, RS Bio, Abildgaard, Paseco, Ree, Karsten Ree Holding B, Karsten Ree Holding I, Christensen, Po-Ma and TBC Invest at the Special Meeting unless and until the filings required under Section 13(d) of the 1934 Act were made by the applicable parties.

The above summary of the Derivative Complaint is qualified in its entirety by the full text thereof, a copy of which is attached to this Amendment No. 14 as Exhibit 12.

Denial of the TRO Application

Also on January 23, 2024, Weird Science and Wittekind applied to the Central District of California for a temporary restraining order (the “TRO Application”) to obtain the injunctive relief sought in the Derivative Complaint. A copy of the TRO Application is attached to this Amendment No. 14 as Exhibit 13.

On January 24, 2024, legal counsel for the Issuer directors named as defendants in the Derivative Complaint filed an opposition to the TRO Application with the Central District of California. A copy of such opposition is attached to this Amendment No. 14 as Exhibit 14.

On January 24, 2024, the Central District of California issued an order denying the TRO Application. A copy of the order is attached to this Amendment No. 14 as Exhibit 15.

Amendment to Derivative Complaint

Based upon the Issuer’s announcement that all matters for which the Issuer was seeking stockholder approval at the Special Meeting were approved, Wittekind intends (in his individual capacity and in his capacity as the sole manager of Weird Science) to amend the Derivative Complaint to (a) withdraw the claims seeking injunctive relief for the Issuer to supplement the Proxy Statement and (b) withdraw the claims to enjoin the Issuer from counting the shares of the parties alleged to be in violation of Section 13(d) at the Special Meeting. However, Wittekind intends (in his individual capacity and in his capacity as the sole manager of Weird Science) to amend the Derivative Complaint to seek injunctive relief from the parties alleged to be in violation of Section 13(d) to cause such parties to file the required statements under Section 13(d) of the 1934 Act and the rules promulgated thereunder. Except for the foregoing, Wittekind intends (in his individual capacity and in his capacity as the sole manager of Weird Science) to prosecute all other claims as set forth in the Derivative Complaint.

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Amended Investor Rights Complaint

On December 4, 2023, Weird Science and Wittekind (individually and in his capacity as the sole trustee of each of the Trusts) filed a First Amended Complaint in the Delaware Court of Chancery (the “First Amended Registration Rights Complaint”). In addition to the claims against the Issuer for breaching the registration rights provisions of the Investor Rights Agreement, the First Amended Registration Rights Complaint alleges that the Issuer breached the Rule 144 covenants contained in the Investor Rights Agreement and that Sindlev, RS Group, RS Bio, Abildgaard, Paseco, K&L Gates and Parker tortiously interfered with the rights of Weird Science, Wittekind and the Trusts under the Investor Rights Agreement and engaged in a fraudulent conspiracy to deprive Weird Science, Wittekind and the Trusts of their rights thereunder.

The above summary of the First Amended Registration Rights Complaint is qualified in its entirety by the full text thereof, a copy of which is attached to this Amendment No. 14 as Exhibit 16.

Resales of Common Stock

To the extent any shares of Common Stock owned by Weird Science, Wittekind or the Trusts are included in a registration statement that is filed by the Issuer and declared effective by the SEC (including, without limitation, the Form S-1 that the Issuer agreed to file to register resales by Lincoln Park pursuant to the Registration Rights Agreement between the Issuer and Lincoln Park dated June 20, 2023), Weird Science, Wittekind and the Trusts (as applicable) intend to resell shares under such registration statement(s) in accordance with the Investor Rights Agreement.

In addition, Wittekind expects to, and Wittekind may cause Weird Science and the Trusts to, resell shares of Common Stock from time to time in accordance with Rule 144 under the 1933 Act. Wittekind may, and Wittekind may cause Weird Science and the Trusts to, resell shares in private transactions.

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Item 7.	Material to be Filed as Exhibits

Exhibit 12	Verified Stockholder Derivative Complaint filed in the United States District Court for the Central District of California – Western Division on January 23, 2024.

Exhibit 13	Ex Parte Application for Temporary Restraining Order and Order to Show Cause Why a Preliminary Injunction Should Not Issue filed in the United States District Court for the Central District of California – Western Division on January 23, 2024.

Exhibit 14	Opposition to Ex Parte Application for Temporary Restraining Order and Order to Show Cause Why a Preliminary Injunction Should Not Issue filed in the United States District Court for the Central District of California – Western Division on January 24, 2024.

Exhibit 15	Order of the United States District Court for the Central District of California (Case No. 2:24-cv-00645-HDV-MRW) Weird Science et al. v. Rene Sindlev et al., dated January 24, 2024.

Exhibit 16	First Amended Verified Complaint filed with the Delaware Chancery Court on December 4, 2023.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 14 is true, complete and correct.

Date: February 16, 2024

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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